[Applied Medical Letterhead]

June 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Applied Medical Corporation
Request to Withdraw Registration Statement on Form S-1
File No. 333-177972

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Applied Medical Corporation (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-177972), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 14, 2011 and was amended on December 30, 2011, February 14, 2012, September 20, 2012, October 16, 2012 and February 13, 2013.

The Registration Statement and subsequent amendments to the Registration Statement were filed by the Company as the result of demands for registration initiated by Institutional Venture Partners IV, L.P. and the other selling stockholders identified in the Registration Statement (the “Selling Stockholders”). The Company submits this request for withdrawal as the Selling Stockholders and the underwriter they selected for this offering, WR Hambrecht + Co, have not responded to the Company’s requests for information to respond to comments and questions regarding the contemplated offering from the Staff of the Commission for over two months. Additionally, to our knowledge, the Selling Stockholders and the underwriter have not responded to comments and questions from several state “Blue Sky” authorities, in some cases for over six months. Based on these and other considerations, the Selling Stockholders and the underwriter appear to have abandoned the public offering of the securities contemplated by the Registration Statement.

Securities and Exchange Commission

June 5, 2013

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold by the Company in connection with the offering or pursuant to the Registration Statement.

If you have any questions or require any further information, please contact the undersigned at (949) 713-8365 or Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom at (213) 687-5000.

Respectfully submitted,

APPLIED MEDICAL CORPORATION

By:	/s/ Michael Vaughn
Michael Vaughn
Vice President & General Counsel

cc:	Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom
Andrew D. Thorpe, Morrison & Foerster